[redacted]

08030177

SEC Mail Processing Section
FEB 26 2008
Washington, DC
101

SECU... MMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 1989
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 37498

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FRANKLIN CAPITAL, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5263 CRESTHAVEN H. BUILDING
(No. and Street)

WEST PALM BEACH (City) FLORIDA (State) 33415 (Zip Code)

MICHAEL R MARSICO
Notary Public - Michigan
Wayne County
My Commission Expires Jul 28, 2013

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD G. HANDLOSER (407)967-9557
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BEALE, JAMES K CPA
(Name — *if individual, state last, first, middle name*)

1010 N CAMPBELL (Address) ROYAL OAK (City) MI (State) 48067 (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BEST AVAILABLE COPY

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, RONALD G HANDLOSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FRANKLIN CAPITAL, INC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

MICHAEL R MARSICO
Notary Public - Michigan
Wayne County
My Commission Expires Jul 28, 2013
Acting in the County of Wayne

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Exemption from Computation of Reserve Requirements

Franklin Capital, Inc. claims exemption from SEC rule 15c3-3 which requires a computation of reserve requirements. Franklin Capital, Inc. is a non-clearing broker – dealer and does not carry customer's accounts on its books. In the audit conducted for Franklin Capital, Inc. for the year ended December 31, 2007 dated February 11, 2008 no customer accounts appeared on the books of Franklin Capital, Inc. The proper controls and procedures are in place to qualify for this exemption.

Supplemental Report on Material Inadequacies

In the course of the independent public accountant's tests of the accounting system and the internal control procedures, no matters were considered to be material weaknesses. The period was the year ended December 31, 2007.

James K. Beale, CPA

1010 N. CAMPBELL
ROYAL OAK, MICHIGAN 48067

Telephone 248-547-1430

INDEPENDENT AUDITOR'S REPORT

TO THE SHAREHOLDER'S OF
FRANKLIN CAPITAL, INC.

In my opinion, the accompanying Balance Sheet as of December 31, 2007 and the related Statements of Income, Retained Earnings, and Cash Flows present fairly, in all material respects, the financial position of Franklin Capital, Inc. at December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management, my responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these financial statements in accordance with generally accepted auditing standards which require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for the opinion expressed above.

February 11, 2008

James K Beale

ASSETS

CURRENT ASSETS:		
Cash in bank (Note A)		$62,181
Cash in Money Market fund (Note A)		792
TOTAL CURRENT ASSETS		62,973
TOTAL ASSETS		$62,973

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Federal income tax payable		$3,063
Loan payable - Stockholder (Note B)		11
TOTAL LIABILITIES		$3,074
STOCKHOLDER'S EQUITY:		
Capital stock issued and outstanding	$10,000	
Retained earnings	49,899	
TOTAL STOCKHOLDER'S EQUITY		59,899
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$62,973

FRANKLIN CAPITAL, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

INCOME:		
Commissions	$4,614	
Interest	1,097	
Settlement From NASD	35,000	
TOTAL INCOME		$40,711
EXPENSES:		
Accounting and Auditing fees	600	
Assessments	1,560	
Office expense and postage	4,540	
Occupancy	4,155	
Annual filing fees	175	
Mail service	500	
Vehicle expense	6,500	
TOTAL EXPENSES		18,030
Net income before tax		22,681
Provision for tax		3,063
NET INCOME		$19,618

RETAINED EARNINGS:

Balance, December 31, 2006	$30,281
Add: Net income for the year ended December 31, 2007	19,618
Balance, December 31, 2007	$49,899

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$19,618
Changes in operating assets and liabilities:	
Federal income tax	3,215
NET CASH FLOWS FROM OPERATING ACTIVITIES	22,833
Net increase in cash	22,833
Cash at beginning of year, January 1, 2007	40,140
Cash at end of year, December 31, 2007	$62,973

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. **CASH EQUIVALENTS** include cash and liquid investments with an original maturity of 90 days or less.

NOTE B - LOAN PAYABLE - STOCKHOLDER

The stockholder, Ronald Handloser, has advanced funds to the corporation for general working capital. The obligation is secured and payable on demand.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Franklin Capital, Inc. **as of** December 31,2007

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$ 49899	348
2.	Deduct ownership equity not allowable for Net Capital				( )	349
3.	Total ownership equity qualified for Net Capital				49899	350
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					352
	B. Other (deductions) or allowable credits (List)					352
5.	Total capital and allowable subordinated liabilities				$ 49899	353
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		( )	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions				$ 49899	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities		3734			
	D. Undue Concentration		3650			
	E. Other (List) HAIR CUT (3% of MON MKT)	24	3736		(24)	3740
10.	Net Capital				$ 49875	3750

OMIT PENNIES

There were not material differences between the audited computation of net capital and the net capital computed above.

JAMES K BEALE CPA

BEST AVAILABLE COPY

END